WISDOMTREE RULES-BASED METHODOLOGY

WisdomTree Emerging Markets ex State Owned Enterprises Index and

WisdomTree China ex-State Owned Enterprises Index

Last Updated August 2017

WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for Emerging Markets ex-State-Owned Enterprises Index and China ex-State-Owned Enterprises Index

1.	Index Overview and Description

WisdomTree Investments (WTI) has created the WisdomTree Emerging Markets– ex-State Owned Enterprises Index and the WisdomTree China ex-State-Owned Enterprises Index [referred to as “the Indexes”].

•	The WisdomTree Emerging Markets ex-State-Owned Enterprises Index is comprised of emerging market stocks that are not state owned enterprises. State owned enterprises are defined as government ownership of more than 20% of outstanding shares of companies.

•	The WisdomTree China ex-State-Owned Enterprises Index is derived from the WisdomTree Emerging Markets ex-State-Owned Enterprises Index and is comprised of Chinese companies that are not state owned.

The Indexes are modified float-adjusted market capitalization weighted indexes and are reconstituted annually in October of each year. “Float-adjusted” means that the share amounts used in calculating the Indexes reflect only shares available to investors.

The Indexes are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Indexes. The Indexes are calculated in U.S. dollars.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the WisdomTree Emerging Markets ex- State-Owned Enterprises Index component companies must be under coverage by the market management team of the third party independent index calculation agent, must be incorporated or domiciled and have their shares listed on a stock exchange in one of the following countries: Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, Taiwan, Thailand or Turkey. Companies domiciled or incorporated in those countries and trading primarily on a U.S. stock exchange are also eligible for inclusion. In addition, fifty largest Chinese domestic companies by float adjusted market capitalization that are part of the connect program and meet index requirements will be selected for inclusion1. In India, only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the index. In all other cases, local exchange shares are included in the index for all countries with the exception of Russia, which include only American Depository Receipts (ADRs) or Global Depositary Receipts (GDRs). Passive foreign investment companies (PFICs) are excluded, as are limited partnerships, limited liability companies, royalty trusts, preferred stock, rights, and other derivative securities.

To be eligible for inclusion in the WisdomTree China ex-State-Owned Enterprises Index, component companies must be incorporated or domiciled in China and have their shares listed on the Hong Kong stock exchange. Companies domiciled or incorporated in China and trading primarily on a U.S. stock exchange are also eligible for inclusion. In addition, fifty largest Chinese domestic companies by float adjusted market capitalization that are part of the connect program and meet index requirements will be selected for inclusion. Passive foreign investment companies (PFICs) are excluded, as are limited partnerships, limited liability companies, royalty trusts, preferred stock, rights, and other derivative securities.

To be eligible for inclusion in the Indexes, component companies must meet the minimum liquidity requirements established by WisdomTree Investments. To be included in the Indexes, shares of such component securities need to have a float-adjusted market capitalization of at least $1 billion as of the Index “Screening Date” (after the close of trading on the last trading day in September). Companies must have an average daily trading volume of at least $100,000 for three months preceding the Index Screening Date and trading of at least either 250,000 shares per month or $25 million notional for each of the six months preceding the Index Screening Date.

WisdomTree applies a Foreign Investment Screen to exclude companies that are not available to be purchased or transacted in by foreign investors (or certain segments of foreign investors) or cannot continue to be reasonably purchased or transacted in by foreign investors (or certain segments of foreign investors), as determined by the third party independent calculation agent, and a data point referred to as “Degree of Open Freedom” (DOF) or by WisdomTree based generally on the guiding principles set forth below. The first test of a stock’s investability is determining whether the market is open to foreign institutions. The third party independent calculation agent determines the extent to which and the mechanisms foreign institutions can use to buy and sell shares on local

[1]	Chinese domestic listed equities were added during the special reconstitution in August 2017, in lieu of the annual reconstitution in October exchanges and repatriate capital, capital gains, and dividend income without undue constraint. Once determined that a market is open to foreign investors, the third party independent calculation agent then investigates each security that may be a candidate for inclusion. Each class of share is reviewed to determine whether there are any corporate bylaw, corporate charter, or industry limitations on foreign ownership of the stock. The DOF is the variable that ranges from zero to one and indicates the amount of the security foreigners may legally own (0.00 indicates that none of the stock is legally available, 1.00 indicates that 100% of the shares are available). Any company with a DOF of 0 will not be eligible for the WisdomTree Indexes.

2.2	Base Date and Base Value

WisdomTree Emerging Markets ex-State-Owned Enterprises Index was established with a base value of 200 on August 15, 2014. The first annual reconstitution took place in 2015.

WisdomTree China ex-State-Owned Enterprises Index was established with a base value of 200 on March 31, 2015.

2.3	Calculation and Dissemination

The following formula is used to calculate the index levels for the Indexes:

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Indexes are calculated every weekday. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Indexes. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The Price Index for the Emerging Markets ex-State-Owned Enterprises Index is calculated and disseminated on an intra-day basis every 15 seconds. The price index for the China ex-State-Owned Enterprises Index is calculated on an end of day basis. The total return Indexes are calculated and disseminated on an end-of-day basis to the Chicago Mercantile Exchange (CME) so that such Index Values can print to the Consolidated Tape.

2.4	Weighting

The companies in the WisdomTree Emerging Markets ex-State-Owned Enterprises Index and the WisdomTree China ex-State-Owned Enterprises Index are weighted by float-adjusted market capitalization. “Float-adjusted” means that the share amounts used in calculating the Index reflect only shares available to investors. Shares held by control groups, public companies and government agencies are excluded. The initial weight of a component in the Index at the annual reconstitution is derived by multiplying the company’s market capitalization by a second factor developed by Standard & Poor’s called the “Investability Weighting Factor” (IWF). The IWF is used to scale the market capitalization of each company by restrictions on shares available to be purchased. This “Float-adjusted Factor” is calculated for every component in the Index and then summed. Each component’s weight, at the Weighting Date, is equal to its Float-adjusted Factor divided by the sum of all Float-adjusted Factors for all the components in that Index. The Weighting Date is when component weights are set, and it occurs immediately after the close of trading on the second Friday of October. New Component weights take effect before the opening of trading on the first Monday following the third Friday of October (the “Reconstitution Date”).

All Indexes will be modified should the following occur. Should any company achieve a weighting equal to or greater than 24.0% of its Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and the weights of all other components in the Index will be rebalanced proportionally. For the WisdomTree China ex-State-Owned Enterprises Index, should any company achieve a weighting equal to or greater than 20% of the Index, its weighting will be reduced at the close of the current calendar quarter to the initial 10% cap, and other components in the Index will be rebalanced.

Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced proportionally to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

The following capping and weight re-distribution rules are applied in this order:

WisdomTree Emerging Markets ex-State-Owned Enterprises Index

•	The country weights after the State Owned Enterprises have been removed will be adjusted by a Country Factor such that the float-adjusted market capitalization weights equal the float-adjusted market capitalization of the universe prior to the State Owned Enterprises being removed. The Country Factor of the universe prior to the removal of State Owned Enterprises is calculated excluding China A shares. The maximum Country Factor is set at 3.0, or no country’s weight can be increased more than 3x after state owned enterprises have been removed.

•	After the previous country adjustment is implemented, should any sector have a weight that is 3% higher or lower than its original starting universe float-adjusted market capitalization weight, its weight will be adjusted by a factor to 3% higher or lower than its original starting universe weight.

•	Chinese domestic stock market exposure will be capped at 5% and any additional weight will be distributed proportionally among China H shares.

WisdomTree China ex-State-Owned Enterprises Index

•	The maximum weight in the top held security will be capped at 10% prior to the implementation of the sector caps. Security caps are implemented at a company level, not share class.

•	Should any sector achieve a weight equal to or greater than 30% of the Indexes, weight of companies will be proportionally reduced to 30% as of the annual Screening Date

•	Chinese domestic stock market exposure will be capped at 25%.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

Note: all sector cappings are conducted based on the old GICS sector classifications, i.e. real estate and financials are aggregated into one sector.

The following liquidity adjustment factors will be applied to all the Indexes after top holding, country and sector caps have been applied:

•	A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date / weight of security in each index) shall be greater than $200 million to be eligible for each index. If a security’s volume factor falls below $200 million at the annual screening, but is currently in the Index, it will remain in the Index. The securities’ weight will be adjusted downwards by an adjustment factor equal to its volume factor divided by $400 million.

•	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the sector and country weights above the specified caps.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index.2 However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

[2]	For the International total return indexes, where information is available about both gross and net dividends, the Indexes assume re-investment of net dividends.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

IWF Changes

(1) The timing of adjustments to share counts or investable weight factors depends on the event causing the change, the public availability of source data, local market practices, and whether the change is larger than 5% of the float-adjusted share count.

(2) Changes of less than 5% of the float-adjusted shares are accumulated and made quarterly on the third Friday of March, June, September and December.

(3) Changes to an index constituent’s float-adjusted shares of 5% or more:

•	Changes due to mergers or acquisitions of publicly held companies are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. The share change is applied so that it coincides with the deletion date of the target company if both the acquirer and the target are in the same Index.

•	Changes due to secondary public offerings (also known as placements), tender offers, Dutch auctions, exchange offers, bought deal equity offerings, or prospectus offerings are done as soon as reasonably possible after the data are verified.

•	Other changes of 5% or more (for example, due to company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly.

If a 5% or more change in shares outstanding causes a company’s IWF to change by 5 percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

Exception: when total shares outstanding increase by more than 5%, but the new share issuance is directed to a strategic or major shareholder, it implies that there is no change in float-adjusted shares. However, in such instances, a total shares outstanding and resulting IWF change will be implemented regardless of whether the float-adjusted shares change by more than 5%.

3.1.	Component Changes

Additions

Additions to the Index are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in October. No additions are made to the Indexes between annual reconstitutions, except in the cases of certain spin-off companies, defined below.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.3 Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

WisdomTree applies a Foreign Investment Screen to exclude companies that are not available to be purchased or transacted in by foreign investors (or certain segments of foreign investors) or cannot continue to be reasonably purchased or transacted in by foreign investors (or certain segments of foreign investors) as determined by WisdomTree, generally based on the principles set forth above describing index eligibility.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company, it is allowed into the indexes that its parent company is in until the next annual reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Index.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy or re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Indexes, and the weights of the remaining components are adjusted accordingly.

[3]	Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information

5.	Selection Parameters

Selection parameters for the Indexes are defined in section 2.1. Companies that pass this selection criterion as of the Screening Date are included in the WisdomTree Emerging Markets ex-State-Owned Enterprises Index and the WisdomTree China ex-State-Owned Enterprises Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.